Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

Group Secretariat

14th July 2004

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
USA

Dear Sirs

Dairy Farm International Holdings Limited

We enclose for your information a copy of a notification dated 14th July 2004 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

encl.

dw 7/26

S:\Win\AR - IR\2004 IR\ltr-memo.doc

Regulatory Announcement

Go to market news section

Company	Dairy Farm International Hldgs Ld
TIDM	DFI
Headline	Notice of Results
Released	10:10 14-Jul-04
Number	8243A

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2962

DAIRY FARM INTERNATIONAL HOLDINGS LIMITED

2004 Interim Results Announcement Date

Please be advised that the meeting date at which the interim results and dividend for the six months ended 30th June 2004 of the above Company will be considered is Tuesday, 3rd August 2004.

Neil M McNamara, Jardine Matheson Limited

For and on behalf of Dairy Farm International Holdings Limited

14th July 2004

www.dairyfarmgroup.com

END

Close